Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 3, 2014

Relating to Preliminary Prospectus Supplement dated September 3, 2014

Registration Statement No. 333-183730

Final Term Sheet

Dated September 3, 2014

Issuer:	Lowe’s Companies, Inc.

Trade Date:	September 3, 2014

Settlement Date (T+5):	September 10, 2014

Ratings* (Moody’s/S&P):	A3 (Stable) / A- (Stable)

Floating Rate Notes due 2019

Aggregate Principal Amount Offered:	$450,000,000

Maturity Date:	September 10, 2019

Coupon (Interest Rate):	Three-month LIBOR as determined on each interest determination date plus 0.42%

Designated LIBOR Page:	Reuters Monitor Money Rates Service page LIBOR01

Initial Interest Determination Date:	September 8, 2014

Interest Determination Date:	Quarterly, the second London business day preceding the first day of each interest period

Index Maturity:	3 Months

Interest Reset Period:	Quarterly

Spread to LIBOR:	0.42% (42 basis points)

Interest Payment Dates:	March 10, June 10, September 10 and December 10 of each year, beginning December 10, 2014

Day Count Convention:	The actual number of days elapsed in each interest period and a 360-day year

Public Offering Price:	100% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$448,425,000

CUSIP / ISIN:	548661 DB0 / US548661DB02

3.125% Fixed Rate Notes due 2024

Aggregate Principal Amount Offered:	$450,000,000

Maturity Date:	September 15, 2024

Coupon (Interest Rate):	3.125% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2015

Benchmark Treasury:	UST 2.375% due August 15, 2024

Benchmark Treasury Price / Yield:	99-23 / 2.407%

Spread to Benchmark Treasury:	0.82% (82 basis points)

Yield to Maturity:	3.227%

Public Offering Price:	99.133% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$444,073,500

Make Whole Call:	T+15 basis points (before three months prior to the maturity date)

Par Call:	On or after three months prior to the maturity date

CUSIP / ISIN:	548661 DD6 / US548661DD67

4.250% Fixed Rate Notes due 2044

Aggregate Principal Amount Offered:	$350,000,000

Maturity Date:	September 15, 2044

Coupon (Interest Rate):	4.250% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2015

Benchmark Treasury:	UST 3.375% due May 15, 2044

Benchmark Treasury Price / Yield:	104-12+ / 3.146%

Spread to Benchmark Treasury:	1.12% (112 basis points)

Yield to Maturity:	4.266%

Public Offering Price:	99.730% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$345,992,500

Make Whole Call:	T+20 basis points (before six months prior to the maturity date)

Par Call:	On or after six months prior to the maturity date

CUSIP / ISIN:	548661 DE4 / US548661DE41

Joint Book-Running Managers:	Goldman, Sachs & Co.

U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
SunTrust Robinson Humphrey, Inc.

Co-Managers:	ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
BMO Capital Markets Corp.
Mischler Financial Group, Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
The Williams Capital Group, L.P.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about September 10, 2014, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule l5c6-l under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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